# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gold.com, Inc., CIK 0001591588
CUSIP: 00181T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Scenic Avenue, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001193125-26-046597
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 3,670,787; sole dispositive power 0; shared dispositive power 3,670,787; aggregate amount beneficially owned 3,670,787 (12.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 3,370,787 shares of Common Stock, par value $0.01 per share, of Gold.com, Inc. ("Common Stock") held by TPM, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. and 300,00 shares of Common Stock held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 29,121,293 shares of Common Stock reported as issued and outstanding as of June 30, 2026, in the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 3, 2026.
- TPM, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,370,787; sole dispositive power 0; shared dispositive power 3,370,787; aggregate amount beneficially owned 3,370,787 (12.6% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 29,121,293 shares of Common Stock reported as issued and outstanding as of June 30, 2026, in the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 3, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 3,670,787; sole dispositive power 0; shared dispositive power 3,670,787; aggregate amount beneficially owned 3,670,787 (12.6% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 3,370,787 shares of Common Stock, par value $0.01 per share, of Gold.com, Inc. ("Common Stock") held by TPM, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. and 300,00 shares of Common Stock held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini indirectly holds voting and dispositive power with respect to the securities held by Tether Global Investments Fund, S.I.C.A.F., S.A., including securities held by Tether International, S.A. de C.V., its wholly-owned subsidiary. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 29,121,293 shares of Common Stock reported as issued and outstanding as of June 30, 2026, in the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Gold.com, Inc.
Address of issuer's principal executive offices: 1550 Scenic Avenue, Costa Mesa, California (CA), 92626
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, TPM, S.A. de C.V., an El Salvador entity ("TPM") and Giancarlo Devasini (collectively, the "Reporting Persons") that was originally filed with the Securities and Exchange Commission (the "SEC") on February 6, 2026, as amended by Amendment No. 1 filed on May 6, 2026 (as amended, the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share ("Common Stock") of Gold.com, Inc., a Delaware corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 3,670,787 shares of Common Stock, representing 12.6% of the outstanding Common Stock. This percentage is calculated based upon 29,121,293 shares of Common Stock reported as issued and outstanding as of June 30, 2026, in the Issuer's Form 8-K filed with the Securities and Exchange Commission on September 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Tether Global Investments Fund, S.I.C.A.F., S.A. and Mr. Devasini has voting and dispositive power with respect to 3,670,787 shares of Common Stock. TPM has voting and dispositive power with respect to 3,370,787 shares of Common Stock.
Transactions in the class effected during the past sixty days: On September 3, 2026, Tether International S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F. completed an open market purchase of 100,000 shares of Common Stock at a purchase price of $39.3035 per share. The Reporting Persons have not engaged in any other transactions in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors

99.1. Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (09/08/2026)
- TPM, S.A. de C.V.: /s/ Juan Jose Sartori, Juan Jose Sartori, Sole Administrator (09/08/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (09/08/2026)